[ING FUNDS LOGO]

July 22, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Funds Trust

SEC File Nos.  333-59745; 811-08895

ING Separate Portfolios Trust

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

This letter responds to comments provided to Jay Stamper on or about July 15, 2013, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment Nos. 72 and 32 (each an “Amendment” and collectively “Amendments”) to the Registration Statements of ING Funds Trust and ING Separate Portfolios Trust (each a “Registrant” and collectively “Registrants”), respectively, filed on or about May 30, 2013 on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.                                      Comment:                                     For all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrants confirm that if a Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Fund will not use the notional value of the derivative in its calculation toward the 80% name test.

Response:                                        The Registrants confirm that none of the Funds use derivatives to meet the 80% test under Rule 35d-1.

2.                                      Comment:                                     With respect to the section entitled “Tax Information” in the summary section of the Registrants’ prospectuses, the Staff requested that the Registrants revise this section to include disclosure that indicates that investments made through a tax-deferred account may be taxed upon withdrawal from the account.

Response:                                        The Registrants have made the revision as requested.

3.                                      Comment:                                     With respect to the section entitled “Temporary Defensive Strategies” in the statutory section of the Registrants’ prospectuses, the Staff requested that the Registrants revise this section to adhere more closely with Instruction 6 to Item 9 of Form N-1A and include references to unusual “economic and political” conditions in addition to the current disclosure which only states unusual “market” conditions.

Response:                                        The Registrants have revised this disclosure as requested.

ING Investment Grade Credit Fund

4.                                      Comment:                                     The Staff inquired if this Fund invests in high yield or “junk” bonds and if so requested that the Registrant include the appropriate investment strategy and risk disclosure.

Response:                                        The Registrant confirms that the Fund currently invests a small amount of its assets (0.83%) in high yield bonds.  However, the investment in high-yield bonds is not a principal investment strategy of the Fund and the Registrant does not believe the additional strategy and risk language is appropriate.

5.                                      Comment:                                     With respect to the definition of duration found in the third paragraph of the Fund’s principal investment strategies, the Staff noted that the Fund’s stated period of duration is an average of between three to ten years.  The Staff has requested that the Registrant utilize ten years rather than five years in its example of the impact of changing interest rates on bond prices.

Response:                                        The Registrant appreciates the Staff’s comment but believes the example is more instructive in showing a time frame within the stated duration range rather than the highest end of the range and therefore the Registrant believes the current disclosure is appropriate.

6.                                      Comment:                                     With respect to the Fund’s use of credit default swaps, the Staff requested that the Registrant confirm that the Fund will segregate the notional amount of the credit default swap.

Response:                                        The Registrant confirms that if the Fund is a seller in a credit default swap, the Fund will segregate the full notional value of the transaction.  This disclosure is found in the Fund’s SAI under the section entitled “Credit Default Swaps.”

ING Floating Rate Fund

7.                                      Comment:                                     The Staff requested that the Registrant include disclosure with respect to the Fund’s duration policy.

Response:                                        Registrant appreciates the comment, but based on the nature of the Fund’s investments, the Registrant does not feel that duration is an applicable metric.  The Fund does not maintain a duration policy, does not generally track duration, and generally does not consider duration in constructing the Fund’s portfolio.  For these reasons, the Registrant respectfully declines to make changes in response to the Staff’s comment.

ING GNMA Income Fund

8.                                      Comment:                                     The Staff requested that the Registrant revise the Fund’s investment objective to remove the additional language that describes GNMA securities to the Fund’s investment strategies.

Response:                                        The Registrant appreciates the Staff’s comment but any change to the Fund’s investment objective would require Board approval and 60 days’ notification to shareholders and therefore the Registrant has not revised the investment objective.

ING Short Term Bond Fund

9.                                      Comment:                                     The Staff noted the first sentence of the first paragraph of the Fund’s principal investment strategies states that the Fund may use derivatives to comply with its 80% name test under Rule 35d-1.  The Staff requested that the Registrant revise this statement to also include examples of the types of derivatives the Fund will use.  Additionally, the Staff requested that the Registrant confirm that the Fund will not use the notional value of the derivative in its calculation toward the 80% name test.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant submits that disclosure with respect to the types of derivatives to be used is found in the last sentence of the third paragraph of the Fund’s principal investment strategies.  The Registrant also confirms that currently the Fund is not using derivatives to comply with the 80% test.

ING Strategic Income Fund

10.                               Comment:                                     The Staff requested that the Registrant include a parenthetical next to the reference to “below investment grade securities” in the first paragraph of the Fund’s principal investment strategies that these are considered “junk bonds.”

Response:                                        The Registrant will revise the disclosure as requested.

ING Emerging Markets Hard Currency Debt Fund

11.                               Comment:                                     With respect to the Fund’s definition of “hard currencies” found in the first paragraph of the Fund’s principal investment strategies, the Staff requested that the Registrant include examples of what are considered hard currencies in a parenthetical following the definition.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant submits that “types” of hard currencies are subjective based on prevailing market conditions and investor sentiment at a given time.  Therefore, the Registrant has not revised this disclosure as listing examples at a certain point in time could later be inaccurate.

12.                               Comment:                                     The Staff inquired if the Fund would invest in high yield debt securities and if so requested that the Registrant provide the appropriate investment strategy and risk disclosures.

Response:                                        The Registrant confirms that the Fund may invest in high yield debt securities and this disclosure is currently included in the Fund’s investment strategies (fifth paragraph) and risks section.

ING Emerging Markets Local Currency Debt Fund

13.                               Comment:                                     The Staff noted the first sentence of the first paragraph of the Fund’s principal investment strategies states that the Fund may use derivatives to comply with its 80% name test under Rule 35d-1.  The Staff requested that the Registrant revise this statement to also include examples of the types of derivatives the Fund will use.  Additionally, the Staff requested that the Registrant confirm that the Fund will not use the notional value of the derivative in its calculation toward the 80% name test.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant submits that disclosure with respect to the types of derivatives to be used is found in the sixth paragraph of the Fund’s principal investment strategies.  The Registrant also confirms that currently the Fund is not using derivatives to comply with the 80% test.

STATEMENTS OF ADDITIONAL INFORMATION

14.                               Comment:                                     The Staff noted that last paragraph of the section entitled “Corporate Debt Securities” of the Registrants’ SAIs state that “bonds rated BBB- or Baa3 are considered speculative in nature.”  The Staff requested that the Registrants confirm these ratings as the Staff believes bonds rated BBB or Baa are considered speculative in nature and the Staff requested that the Registrants include a parenthetical that these are “junk bonds.”

Response:                                        The Registrant appreciates the Staff’s comment. However, the Registrant is declining to refer to securities rated BBB or Baa as “junk bonds.”  The Registrant notes that S&P itself states that BBB— is “[c]onsidered lowest investment grade by market participants.”  See http://www.standardandpoors.com/ratings/definitions-and-faqs/en/us.  Further, Moody’s notes that “[o]bligations rated Baa are subject to moderate credit risk.  They are considered medium-grade and as such may possess certain speculative characteristics.”  Based on this and the Registrant’s understanding of what ratings are commonly perceived to be “junk bonds” in the marketplace, the Registrant respectfully declines to make any changes to its disclosure.

*   *  *  *  *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

July 22, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Funds Trust

SEC File Nos.  333-59745; 811-08895

ING Separate Portfolios Trust

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

ING Funds Trust and ING Separate Portfolios Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in these filings.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP